September 8, 2008

EXPEDITORS INTERNATIONAL OF WASHINGTON, INC. 1015 Third Avenue 12th Floor Seattle, WA 98104-1190 Tel: 206-674-3400 Fax: 206-682-9777	Ms. Linda Cvrkel, Branch Chief Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549-0305

RE:	Expeditors International of Washington, Inc. (“the Company”) Form 10-K for the year ended December 31, 2007 File No. 0-13468

Dear Ms. Cvrkel:

Thank you for re-faxing on September 4th your inquiry dated June 19, 2008. We apologize for any inconvenience our not having had immediate record of receipt may have caused. We have reviewed your following comment related to our “Note 7 - Contingencies” on page F-17 of our most recently filed Form 10-K:

1.	In addition to indicating that the Company expects to incur additional costs with respect to the October 10, 2007 DOJ subpoena, please expand your disclosure in future filings to indicate the range of loss, or state that such an estimate cannot be made, pursuant to the guidance in paragraph 10 of SFAS 5 and Question 2 of SAB Topic 5:Y. Similar disclosures should also be provided with respect to the class action lawsuit that was filed against the Company on January 3, 2008.

In order to respond to this comment, management reviewed the guidance set forth in paragraph 10 of SFAS 5 and Question 2 of SAB Topic 5:Y and we make the following responses:

•	At this time, the Company is involved in three separate, but somewhat related investigations/legal proceedings concerning allegations of anti-competitive behavior or practices in the international logistics industry. The existence of these proceedings, as they were initiated, were also disclosed as “Note 8 – Contingencies” and “Note 9 - Contingencies” in our last two Form 10-Q filings, for the quarters ended March 31, 2008 and June 30, 2008, respectively. These three cases are:

•	an investigation by the United States Department of Justice in connection with their subpoena dated October 10, 2007;

•	a “Request for Information” from the European Commission received by our United Kingdom subsidiary on of June 18, 2008; and

•	a Federal antitrust class action lawsuit related to allegations of anti-competitive behavior or practices in the international logistics industry, which was filed in the United States District Court of the Eastern District of New York on January 3, 2008.

For the record, at this point in time, the Company is unable to reasonably estimate, what, if any, the range of loss or damages could be that might result as an outcome of any of these three proceedings.

You’d be surprised how far we’ll go for you!

•	We have reviewed the requirements of SFAS 5, paragraph 10 and Question 2 of SAB Topic 5:Y. Assuming there are no changes in the circumstances in the above-noted matters, the Company will make a definitive statement in the corresponding “Contingencies” footnote of our next SEC filing noting that it is unable to reasonably estimate a range of any potential losses or damages. The Company’s next scheduled SEC filing will be our Form 10-Q for the quarter ending September 30, 2008, which we expect to file on or around November 10, 2008.

•	We will of course revisit SFAS 5, paragraph 10 and Question 2 of SAB Topic 5:Y as these cases develop so that we can ensure that future SEC filings will comply with the requirements contained therein. Should a change in any circumstance warrant the necessity of further disclosures, we will revise and update our disclosures to include a range of potential losses if or when it becomes possible to make a reasonable estimate of that range. In reaction to future developments in these cases, we will also include such other disclosures as may become required by SFAS 5, paragraph 10 and Question 2 of SAB Topic 5:Y.

Should you require any additional information in regard to the matter raised herein, please feel free to contact the undersigned by fax at (206) 674-3459 or by phone at (206) 674-3427 (direct line).

Very truly yours,

EXPEDITORS INTERNATIONAL OF WASHINGTON, INC.

/s/ R. Jordan Gates R. Jordan Gates President and Chief Operating Officer and Acting Chief Financial Officer

RJG:nf

cc:	Peter J. Rose, Expeditors International of Washington, Inc. Effie Simpson, Securities and Exchange Commission, fax number (202) 772-9202